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09055533

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67258

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Banco Votorantim Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

909 Third Avenue, Fifth Floor – Suite 520
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Marco Lockman 646-495-3205
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weiser LLP
(Name – *if individual, state last, first, middle name*)

135 West 50th Street (Address) New York (City) NY (State) 10020 (Zip Code)

PROCESSED
MAR 04 2009
THOMSON REUTERS

SEC Mail Processing Section
FEB 23 2009
Washington, DC
101

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- ☒ Certified Public Accountants
- ☐ Public Accountant
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FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Banco Votorantim Securities, Inc.

(A Wholly-Owned Subsidiary of Banco Votorantim SA)

Statement of Financial Condition
December 31, 2008

Banco Votorantim Securities, Inc.
(A Wholly-Owned Subsidiary of Banco Votorantim SA)
Contents
December 31, 2008

Weiser LLP | Certified Public Accountants

135 West 50th Street
New York, NY 10020-1299
Tel 212.812.7000
Fax 212.375.6888

www.weiserLLP.com

Independent Auditors' Report

To the Stockholder of
Banco Votorantim Securities Inc.

We have audited the accompanying statement of financial condition of Banco Votorantim Securities Inc. (the "Company") (a wholly-owned subsidiary of Banco Votorantim SA) as of December 31, 2008 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Banco Votorantim Securities Inc. as of December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

Weiser LLP

New York, N.Y.
February 16, 2009

Banco Votorantim Securities, Inc.
(A Wholly-Owned Subsidiary of Banco Votorantim SA)
Statement of Financial Condition
December 31, 2008

Assets	
Cash and cash equivalents	$ 1,730,962
Due from clearing broker	353,682
Property and equipment, net of accumulated depreciation of $49,013	58,991
Due from Parent	10,373
Other assets	57,261
Total assets	$ 2,211,269
Liabilities and Stockholder's Equity	
Liabilities	
Accounts payable and accrued expenses	$ 78,336
Deferred income	127,500
Total liabilities	205,836
Stockholder's equity	
Common stock, $1 par value, 3,000,000 shares authorized and ourstanding	3,000,000
Paid-in capital	2,000,000
Retained deficit	(2,994,567)
Total stockholder's equity	2,005,433
Total liabilities and stockholder's equity	$ 2,211,269

The accompanying notes are integral part of this financial statement.

1. Organization and Nature of Business

Banco Votorantim Securities, Inc. (the "Company") is a wholly-owned subsidiary of Banco Votorantim SA (the "Parent"), a Brazilian financial institution. The Company is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a non-clearing member of the Financial Industry Regulatory Authority ("FINRA"). The Company was incorporated on March 6, 2006 and commenced operations on August 16, 2006.

The Company focuses primarily on sales and trading of Brazilian-related fixed income and equity products, including private placements.

2. Summary of Significant Accounting Policies

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less at the date of the purchase to be cash equivalents.

The Company maintains its cash balances in one financial institution which, at times, exceed federally-insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant risk on cash and cash equivalents.

Property and Equipment

Property and equipment are recorded at cost and are depreciated under the straight-line method over the estimated useful lives of the assets.

Revenue and Expense Recognition from Securities Transactions

Securities transactions and the related revenues and expenses are recorded on a trade date basis.

Due from Parent

Amounts due from Parent represent commissions, which are denominated in U.S. dollars.

Use of Estimates

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from these estimates.

Income Taxes
The Company provided all income taxes in accordance with the asset and liability method and recognizes deferred income taxes for the expected future tax consequences of differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized as income in the period that includes the enactment date.

3. Clearing Agreement

The Company has an agreement with a brokerage firm to carry its customers accounts.

The Company is subject to credit risk if the broker is unable to repay balances due or deliver securities in its custody.

The Company is required to maintain a collateral account with its clearing broker with a minimum market value of $250,000. This cash position serves as collateral for any losses the brokerage firm sustains as a result of the failure of the Company's customers to satisfy their obligations in connection with their securities transactions.

4. Property and Equipment

A summary of the cost and accumulated depreciation of property and equipment at December 31, 2008 is as follows:

		Estimated Useful Lives
Computer and equipment	$ 104,827	3 -5 years
Furniture and fixtures	3,177	7 years
	108,004	
Less accumulated depreciation	(49,013)	
	$ 58,991	

5. Related Party Transaction

The Company is economically dependent on the Parent and its affiliates which are under common control.

The Company acts as the non-exclusive placement agent in the sale of debt securities, including commercial paper, promissory notes and certificates of deposit of the Parent. The receivable from the Parent was $10,373 as of December 31, 2008.

During the year ended December 31, 2008, the Company signed an advisory services agreement with the Parent, whereby the Company provides them with financial advice and assistance in connection with the potential acquisition or disposition of Brazilian assets held by U.S. financial and other institutions and with qualifying for loans from certain multi-national agencies, including the International Development Bank and World Bank. Deferred income was $127,500 as of December 31, 2008.

6. Net Capital

The Company is subject to the net capital requirements of rule 15c3-1 of the Securities and Exchange Commission which requires a broker-dealer to have at all times sufficient liquid assets to cover current indebtedness. In accordance with the rule, the Company is required to maintain defined minimum net capital of the greater of $5,000 or 6-2/3% of aggregate indebtedness.

At December 31, 2008, the Company has net capital, as defined, of $1,878,808 which is $1,865,086 in excess of its required net capital of $13,722. The Company has aggregate indebtedness of $205,836. The Company's ratio of aggregate indebtedness to net capital is 0.11 at December 31, 2008.

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii).

7. Income Taxes

The Company provides for income taxes in accordance with the asset and liability method and recognizes deferred income taxes for the expected future tax consequences of differences in the book and tax bases of assets and liabilities and available net operating loss carryforwards.

At December 31, 2008, differences in depreciation methods and net operating loss carryforwards gave rise to a deferred tax asset of approximately $1,131,000, for which a full valuation allowance is provided due to uncertainty of its realization.

As of December 31, 2008, the Company had net operating loss carryforwards of approximately $2,826,000 for federal and state purposes available to offset future taxable income. The net operating loss carryforwards expire commencing 2026 through 2028.

8. Financial Instruments with Off-Balance-Sheet Risk

In the normal course of business, the Company executes, as agent, securities transactions on behalf of customers. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligations of the nonperforming party and, as a result, may sustain a loss if the value of the security is different from the contract amount of the transaction.

END